February 16, 2016

VIA EDGAR

Russell Mancuso

Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Westport Innovations Inc.
Amendment No. 2 to Registration Statement on Form F-4
Filed February 10, 2016
File No. 333-207523

Dear Mr. Mancuso:

On behalf of Westport Innovations Inc., an Alberta, Canada corporation (“Westport”), please find below Westport’s responses to the comment letter sent to Mr. Ashoka Achuthan, the Chief Financial Officer of Westport, dated February 12, 2016, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced registration statement.

Where indicated below, revisions have been included in Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form F-4 (the “Registration Statement”), which is being filed with the Commission via EDGAR simultaneously with this response.

The numbered paragraphs in bold below set forth the Staff’s comments together with our responses.

Voting by Fuel Systems Directors and Fuel Systems Officers, page S-9

1.	Please fill in the blank that you added to this section.

Response:

The Registration Statement has been amended to reflect the Staff’s comment. Please see pages S-9 and 113 of Amendment No. 3.

U.S. Federal Income Tax Considerations, page 72

2.	Please address that part of prior comment 1 that sought the consent of counsel to being named in your addition on what is currently page 73.

Response:

The Registration Statement has been amended to reflect the Staff’s comment. Please see Exhibit 8.1 to Amendment No. 3.

Receipt of Westport Common Shares in a Section 368(a) Reorganization, page 75

3.	Please reconcile your response to prior comment 2 with the uncertain consequences represented by the term “should” in the first paragraph of page 75.

Response:

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 75 of Amendment No. 3.

Board Recommendation, page 93

4.	Please reconcile the first sentence of this section which indicates that the Fuel Systems board recommends that stockholders vote in favor of the merger with your disclosure added on page 47 regarding a proposal that is or could reasonably be expected to lead to a proposal that is superior to the merger.

Response:

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 47 of Amendment No. 3.

Thank you for your consideration. Should you have any questions about the foregoing, please do not hesitate to contact me at (212) 728-8535 or Matthew Haddad at (212) 728-8504.

Sincerely,

By:	/s/ Matthew J. Guercio
Matthew J. Guercio, Esq.
Willkie Farr & Gallagher LLP

cc: Via E-mail

Ashoka Achuthan (Westport Innovations Inc.)

Brian J. McCarthy, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)